Exhibit 99.1

Marine Harvest ASA (OSE: MHG, NYSE: MHG): Quarterly dividend

The Board of Marine Harvest ASA has resolved on 10 May 2016 to distribute a quarterly dividend of NOK 1.70 per share in the form of a repayment of paid-in capital.

Marine Harvest ASA's shares listed on the Oslo Stock Exchange will be traded including dividend up until and including the 19 May 2016. Marine Harvest ASA's shares listed on the Oslo Stock Exchange will be traded ex dividend from and including 20 May 2016. Marine Harvest ASA's shares listed on the Oslo Stock Exchange will have a Record Date on the 23 May 2016. The expected payment date is 25 May 2016.

Marine Harvest's American Depositary Shares (ADS) listed on the New York Stock Exchange will have a Record Date on 23 May 2016 and the expected payment date is 1 June 2016.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.